Filed Pursuant to Rule 433

File No. 333-236683

This free writing prospectus is being filed solely to correct the ISIN number with respect to the Republic of Turkey’s €1,500,000,000 4.375% Notes due July 8, 2027 contained in the Pricing Term Sheet filed with Securities and Exchange Commission on June 30, 2021.

Pricing Term Sheet

June 30, 2021

FINAL PRICING TERMS OF THE REPUBLIC OF TURKEY

EUR 4.375% NOTES DUE JULY 8, 2027

ISSUER:	The Republic of Turkey

SECURITIES:	EUR 1,500,000,000 4.375% Notes due July 8, 2027

PRICING DATE:	June 30, 2021

ISSUE FORMAT:	Global (SEC Registered)

ISSUE SIZE:	EUR 1,500,000,000

PRICE TO PUBLIC:	99.355%

TOTAL FEES:	EUR 1,050,000 (0.070%)

NET PROCEEDS TO ISSUER:	EUR 1,489,275,000

YIELD TO MATURITY:	4.500% per annum

COUPON:	4.375% per annum, payable annually on an Actual/Actual basis

MATURITY DATE:	July 8, 2027

SPREAD TO MID-SWAP:	468.3bps

RELEVANT MID-SWAP RATE:	-0.183%

SPREAD TO BENCHMARK:	497.9bps

BENCHMARK BOND:	DBR 0 11/15/27

BENCHMARK BOND YIELD:	-0.479%

DENOMINATIONS:	EUR 100,000 / EUR 1,000

INTEREST PAYMENT DATES:	July 8, beginning on July 8 2022

XS ISIN / COMMON CODE	XS2361850527 / 236185052

GOVERNING LAW:	The Notes will be governed by the laws of the State of New York, except with respect to the authorization and execution of the Notes, which will be governed by the laws of the Republic of Turkey.

EXPECTED LISTING:	Luxembourg Stock Exchange (Regulated Market)

LEAD-MANAGERS/ BOOKRUNNERS:	BNP Paribas Deutsche Bank AG London Branch Merrill Lynch International

SETTLEMENT DATE:	Expected, July 8, 2021 (T+5) through the book-entry facilities of The Euroclear Bank S.A./N.V. or Clearstream Banking Luxembourg, S.A.

MANUFACTURER TARGET MARKET:	Professional clients, eligible counterparties and retail clients (subject to any applicable selling restrictions) (all distribution channels)

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling BofA Securities at +1-800-831-9146, BNP PARIBAS at +44 207 595 8222 and Deutsche Bank at +1-800-503-4611.

The preliminary prospectus supplement relating to the Notes is available under the following link: https://www.sec.gov/Archives/edgar/data/0000869687/000119312521204297/d129079d424b5.htm

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